Exhibit 99.1

Vertical Capital Income Fund Announces Transaction and Board Approval of New Investment Advisory Agreement with Carlyle

DALLAS, Jan. 12, 2023 /PRNewswire/ — Vertical Capital Income Fund (NYSE: VCIF) (the “Fund”) announced today that it has entered into a transaction agreement with an affiliate of global investment firm Carlyle (NASDAQ: CG), whereby upon obtaining approval by the Fund’s shareholders Carlyle Global Credit Investment Management L.L.C. (“CGCIM”) will become the investment adviser to the Fund (the “Transaction”). In addition, the Fund’s investment mandate will change to focus on investing in equity and debt tranches of collateralized loan obligations (“CLOs”) in order to drive potential shareholder value.

Under the terms of the transaction agreement, if shareholders approve a new investment advisory agreement with CGCIM and the other closing conditions are satisfied, at the closing of the Transaction, CGCIM or an affiliate will make a special one-time payment to the Fund’s shareholders of $10,000,000, or approximately $0.96 per share. In addition, CGCIM or an affiliate will make a $50,000,000 equity commitment to shareholders and/or the Fund in multiple transactions, including (1) the purchase of up to approximately $25,000,000 through a tender offer and (2) an investment of approximately $25,000,000 in newly issued shares and private share purchases. All transactions are expected to occur at prices that are equal to (or greater than) the Fund’s then-current net asset value per-share. As a result of these transactions and assuming the tender offer is fully subscribed, Carlyle is expected to own approximately 40% of the Fund.

The Fund’s Board of Trustees has unanimously approved the proposed Transaction and will recommend that the Fund’s shareholders approve the new investment advisory agreement with CGCIM, along with certain other elements of the Transaction. Additionally, the Fund’s four largest institutional shareholders have signed voting, support and standstill agreements. The Fund intends to hold a special meeting of shareholders as soon as practicable to obtain requisite shareholder approvals.

“After careful consideration, the Board believes that refocusing the Fund’s strategy to invest in CLOs, may add significant value for our investors. We believe the Transaction is in the best interest of shareholders and is the result of our previously announced initiative to explore strategic options for the Fund,” said Robert J. Boulware, the Fund’s Lead Independent Trustee and Chairman of the Board of Trustees.

Carlyle has been investing in the credit markets for more than 20 years and is currently the world’s largest CLO manager[1]. The firm currently has more than $141 billion in credit assets under management across a broad range of strategies, including illiquid credit, liquid credit, and real assets credit.

The transaction is subject to approval by the Fund’s shareholders and other conditions, and is expected to close in the first half of 2023. The Fund’s existing adviser, Oakline Advisors, LLC, will resign in conjunction with closing of the Transaction and the effectiveness of the new investment advisory agreement.

Additional information about the Transaction will be provided in a proxy statement that the Fund will provide in connection with the special meeting of shareholders to approve the new investment advisory agreement and certain related proposals.

Ladenburg Thalmann & Co. Inc. served as financial advisor to the Fund, and Thompson Hine LLP served as legal counsel to the Fund and the independent Trustees of the Fund’s Board. Simpson Thacher & Bartlett LLP served as legal counsel to CGCIM.

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Before making any voting decision, investors and security holders are urged to read the definitive proxy statement(s), any amendments or supplements thereto, any other soliciting materials and any other documents to be filed with the SEC in connection with the proposed transaction or incorporated by reference in the proxy statements when they become available because they will contain important information about the proposed transaction. The current Board members (Robert J. Boulware, Mark J. Schlafly, T. Neil Bathon, and Jack L. Macdowell, Jr.) as well as the Transaction-related nominee Board members (Mark Garbin, Sanjeev Handa, Joan McCabe, Brian Marcus, and Lauren Basmadjian) are considered participants in the solicitation of votes in the forthcoming proxy statement. Only Mr. Boulware holds shares of the Fund (11,195 shares). Investors and security holders may obtain free copies of these documents (when they are available) on the SEC’s web site at www.sec.gov and on the Fund’s website at www.VCIF.us.

The tender offer described in this release has not yet commenced, and this communication is neither an offer to purchase nor a solicitation of an offer to sell securities. At the time the tender offer is commenced, Carlyle will file with the SEC a tender offer statement on Schedule TO. Investors and security holders are strongly advised to read the tender offer statement (including an offer to purchase, letter of transmittal and related tender offer documents) and the related solicitation/recommendation statement on Schedule 14D-9 that will be filed by the Fund with the SEC, because they will contain important information. These documents will be available at no charge on the SEC’s website at www.sec.gov. In addition, a copy of the offer to purchase, letter of transmittal and certain other related tender offer documents (once they become available) may be obtained free of charge at www.carlyle.com. A copy of the tender offer statement and the solicitation/recommendation statement will be made available to all of the security holders free of charge at www.VCIF.us.

This release contains forward-looking statements relating to the business and financial outlook of the Fund that are based on the Fund’s current expectations, estimates, forecasts and projections and are not guarantees of future performance. There is no assurance that the Fund will achieve its investment objective. Actual results may differ materially from those expressed in these forward-looking statements, and you should not place undue reliance on any such statements. A number of important factors could cause actual results to differ materially from the forward-looking statements contained in this release.

About Vertical Capital Income Fund

Vertical Capital Income Fund is an NYSE-listed closed-end fund that seeks monthly income by investing primarily in performing non-agency residential whole loans secured by real estate. As a secondary strategy Vertical Capital Income Fund aims to provide total return by acquiring performing residential loans at a discount to the unpaid principal balance. The Fund realizes capital gains as loans are paid off before maturity. For more information visit VCIF.us and connect with the Fund on Twitter.

About Carlyle

Carlyle (NASDAQ: CG) is a global investment firm with deep industry expertise that deploys private capital across three business segments: Global Private Equity, Global Credit and Global Investment Solutions. With $369 billion of assets under management as of September 30, 2022, Carlyle’s purpose is to invest wisely and create value on behalf of its investors, portfolio companies and the communities in which we live and invest. Carlyle employs more than 2,100 people in 29 offices across five continents. Further information is available at www.carlyle.com. Follow Carlyle on Twitter @OneCarlyle.

About Oakline Advisors, LLC

Oakline Advisors, LLC is the adviser to Vertical Capital Income Fund. Founded in 2013, Oakline Advisors, LLC is an SEC-registered investment adviser that specializes in the residential whole loan market. It is a wholly owned subsidiary of Dallas, Texas-based Behringer. Since its inception in 1989, Behringer, together with its affiliates, has raised equity of more than $6 billion in assets through public and private fund structures. For more information about Oakline and Behringer please visit their respective websites at oaklineadvisors.com and behringerinvestments.com.

[1] According to Creditflux, as of 9/30/22, Carlyle is the world’s largest CLO manager by principal liabilities (debt + equities) with $48.57 billion in CLOs under management.